UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K
_______________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________.

COMMISSION FILE NUMBER: 1-12164

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WOLVERINE TUBE, INC. SAVINGS PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WOLVERINE TUBE, INC.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following Reports of Independent Registered Public Accounting Firms, statements, schedules, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

1.)	Reports of Independent Registered Public Accounting Firms.

2.)	Statement of Net Assets Available for Benefits (modified cash basis) – December 31, 2004 and 2003.

3.)	Statement of Changes in Net Assets Available for Benefits (modified cash basis) – December 31, 2004 and 2003.

4.)	Schedule of Assets held at year-end (modified cash basis) – December 31, 2004.

5.)	Schedule of Delinquent Participant Contributions (modified cash basis) – December 31, 2004.

B)	The following exhibits are included in this Annual Report:

Exhibit 23.1 Exhibit 23.2	Consent of Independent Registered Public Accounting Firm Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Wolverine Tube, Inc.
Savings Plan:

     We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2004, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, on the basis of accounting described in Note 2.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) and schedule of delinquent participant contributions (modified cash basis) are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama May 27, 2005

Report of Independent Registered Public Accounting Firm

Wolverine Tube, Inc.
Savings Plan

     We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2003, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, on the basis of accounting as described in Note 2.

/s/ Ernst and Young LLP

Birmingham, Alabama June 25, 2004

Wolverine Tube, Inc. Savings Plan
Statement of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31,
	2004	2003
Assets:
Investments at fair value:
Pooled separate accounts	$28,091,198	$25,262,615
Loans to participants	2,397,512	2,253,330

	30,488,710	27,515,945
Investments at contract value:
Guaranteed investment contracts	18,064,607	17,751,720

Total investments	48,553,317	45,267,665
Cash	—	97,732

Net assets available for benefits	$48,553,317	$45,365,397

See accompanying notes to financial statements

Wolverine Tube, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31,
	2004	2003
Additions
Dividends and interest	$460,546	$511,488
Loan interest	132,516	172,674
Net appreciation in fair value of investments	2,866,567	5,121,045
Contributions:
Participants	3,595,657	3,481,792
Company	731,131	400,499

Total additions	7,786,417	9,687,498

Deductions
Distributions	4,564,616	3,818,332
Administrative expenses	33,881	34,922

Total deductions	4,598,497	3,853,254

Net increase in available benefits	3,187,920	5,834,244
Net assets available for benefits at beginning of year	45,365,397	39,531,153

Net assets available at end of year	$48,553,317	$45,365,397

See accompanying notes to financial statements

Wolverine Tube, Inc. Savings Plan
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2004

(1) Description of the Plan

     The following description of Wolverine Tube, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

     The Plan is a 401(k) defined contribution plan covering substantially all United States employees of Wolverine Tube, Inc. (the “Company”) with eligibility based on hire date and entry available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

     CIGNA Bank & Trust Company, F.S.B., was the Trustee of the Plan. Effective April 1, 2004, Prudential Financial acquired the CIGNA Retirement Investment Services and Prudential Bank and Trust, F.S.B. (“Prudential”), became the Trustee of the Plan. The Plan is administered by the Company. See also Note 6.

Contributions

     Subject to regulatory limitations, participants may contribute up to 20% of annual pre-tax and after-tax compensation, as defined in the Plan. The Company provides for a discretionary matching contribution. Prior to March 1, 2004, the Company contributed 18.75% of the first 3%, and 10% of the next 2%, of participants’ contributions except for participants employed at the Small Tube Products Co., Inc. Division located in Altoona, Pennsylvania. The Company contributed 12.50% of participants’ contributions up to 7.5% of participants’ compensation at this location. As of March 1, 2004, the Company increased its discretionary matching contribution and contributes 38% of the first 3% and 20% of the next 2% of participants’ contributions, except for participants employed at the Small Tube Products Co., Inc. Division. For the Small Tube Products Co., Inc. Division, the Company contributes 25% of participants’ contributions up to 7.5% of participants’ compensation.

     The Plan also provides for Company discretionary profit sharing contributions. No such discretionary contributions were made in 2004 or 2003.

     Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s fund options. Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days.

Participant Accounts

     Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

     Participants are immediately vested in their contributions, allocated earnings or losses thereon, and amounts transferred from prior plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, the participant’s employer account becomes vested as follows:

Percentage of
Years of credited	employer
service	account vested
Less than 1	0%
1, but less than 2	25%
2, but less than 3	50%
3, but less than 4	75%
4 or more	100%

Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans of a participant are paid ratably though payroll deductions.

Payment of Benefits

     Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary. Additionally, employees of the Small Tube Products Co., Inc. Division may purchase an annuity contract from an insurance company. In this case, the full value of the account is distributed when the annuity contract is purchased from the insurance company. The liability associated with these contracts is not recorded in the Plan’s financial statements.

Forfeited Accounts

     At December 31, 2004 and 2003, forfeited non-vested accounts totaled $95,741 and $100,993, respectively. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2004 and 2003, Plan expenses and employer contributions were reduced by $47,621 and $10,947, respectively.

Administrative Expenses

     Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

     The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

Use of Estimates

     The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

     Except for investments in fully benefit responsive investment contracts described below, the Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

     Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest. These investments have fully benefit-responsive features and there are no reserves against contract values for credit risk, contract issues or otherwise. The fair value of the investment contracts held by the Guaranteed Income Fund approximates contract value. The average yield of the Guaranteed Income Fund was approximately 2.60% and 2.70% in 2004 and 2003, respectively. The crediting interest rate for these investment contracts is reset semi-annually by the issuer but cannot be less than zero and was 3.50% and 3.75% at December 31, 2004 and 2003, respectively.

     The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis.

Benefit Payments

     Benefits are recorded when paid.

(3) Investments

     At December 31, 2004 and 2003, the Plan’s investments were held by Prudential Retirement Insurance and Annuity Company and CIGNA Retirement Services, Inc., respectively.

     During 2004 and 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2004	2003
Common stock	$634,212	$108,465
Pooled separate accounts	2,232,355	5,012,580

	$2,866,567	$5,121,045

     The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2004	2003
Investment contracts, at contract value:
Guaranteed Income Fund	$18,064,607	$17,751,720
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,678,235	5,442,586
Small Cap Growth/Times Square Fund	2,681,744	2,629,779
State Street Global Advisor Intermediate Bond Fund	3,212,404	3,066,502
Dryden S&P500 Index Fund	7,165,124	6,810,554
Mid Cap Growth/Artisan Partners Fund	2,489,733	—

(4) Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(5) Income Tax Status

     The Internal Revenue Service (IRS) issued a determination letter dated November 20, 2000 stating that the prototype plan that was adopted by the Company was designed in accordance with applicable IRC requirements of that date. On February 10, 2004, the plan administrator applied for a separate determination letter on the Plan but has not yet received a separate determination letter from the IRS. However, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

(6) Related Party Transactions

     On April 1, 2004, Prudential Financial acquired the full service retirement business of CIGNA. Also effective April 1, 2004, CIGNA Bank and Trust merged into Prudential Bank and Trust, F.S.B. whereupon Prudential Bank and Trust, F.S.B. became the non-discretionary Trustee of the Plan. Certain Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. Prior to April 1, 2004, CIGNA, the previous Trustee of the Plan, had managed or sub-advised these same investment options. The Plans purchase of investment products and services from Prudential and CIGNA qualify as parties-in-interest transactions.

(7) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8) Nonexempt Transactions

     For the year ended December 31, 2004, the Company failed on one occasion to remit participant contributions and loan repayments to the Plan within the time limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan. The Company is currently calculating the interest on contributions and loan repayments owed to the Plan, which the Company does not expect to be material.

Supplemental Schedules

Wolverine Tube, Inc. Savings Plan
EIN: 63-0970812 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
December 31, 2004

	(b)	(c)	(e)
	Identity of issue, borrower, lessor or	Description of investment, including maturity date,	Current
(a)	similar party	rate of interest, collateral par or maturity value	value

*	Common stock – Wolverine Tube, Inc.	Common stock (72,159 shares held)	$931,576

	Guaranteed income account:
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	18,064,607

	Pooled separate accounts:
Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund
Large Cap Growth/Goldman Sachs Fund
State Street Global Advisor Intermediate Bond Fund
Small Cap Growth/Times Square Fund
Mid Cap Growth/Artisan Partners Fund
Oppenheimer Global Class A Fund
Large Cap Value/John A. Levin Fund
Mid Cap Value/Wellington Management Fund
Prudential Direct Fund
Prudential Lifetime 30 Fund
Prudential Lifetime 40 Fund
Prudential Lifetime 50 Fund
		Prudential Lifetime 60 Fund	7,165,124 5,678,235 3,212,404 2,681,744 2,489,733 2,008,899 1,070,021 924,779 611,624 222,842 909,079 140,511 44,627
*	Participant loans	Interest rates range from 5.5% to 11.0%	2,397,512

			$48,553,317

* Parties-in-interest
Column (d) has not been presented as all investments are participant directed
See accompanying report of independent registered public account firm

Wolverine Tube, Inc. Savings Plan
EIN: 63-0970812 Plan Number: 003
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
(Modified Cash Basis)
December 31, 2004

(b)
	Relationship to Plan,	(c)	(d)
(a)	employer or other	Description of transaction,	Amount on
Identity of party involved	party-in-interest	including rate of interest	Line 4(a)

Wolverine Tube, Inc.	Plan sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner	$71,358

See accompanying report of independent registered public accounting firm

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 29, 2005

WOLVERINE TUBE, INC.

By:	/s/ Thomas B. Sabol

Thomas B. Sabol Senior Vice President, Chief Financial Officer, Secretary and Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1 23.2	Consent of Independent Registered Public Accounting Firm. Consent of Independent Registered Public Accounting Firm.